The Chefs’ Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345

June 28, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mr. Daniel Porco

Re:	Request for Acceleration - The Chefs’ Warehouse, Inc.
Registration Statement on Form S-3, File No. 333-211827 (the “Registration Statement”)

Dear Mr. Porco:

On behalf of The Chefs’ Warehouse, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933 (the “Securities Act”), as amended, I hereby request acceleration of the effective date of the Registration Statement to 9:00 a.m. Eastern Time on Thursday, June 30, 2016, or as soon thereafter as is practicable.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Registrant acknowledges that in connection with the Registration Statement: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 (ext. 10211) or our outside counsel, Richard B. Alsop, by telephone at (212) 848-7333 or by e-mail at Richard.Alsop@shearman.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely, THE CHEFS’ WAREHOUSE, INC.

By:	/s/ Alexandros Aldous
Name:	Alexandros Aldous
Title:	General Counsel and Corporate Secretary